UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 10)

Under the Securities Exchange Act of 1934

ALJ REGIONAL HOLDINGS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

001627108

(CUSIP Number)

Jess M. Ravich

c/o ALJ Regional Holdings, Inc.

244 Madison Avenue, PMB #358
New York, NY 10016
Telephone: (212) 883-0083

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 3, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 001627108
1	NAME OF REPORTING PERSON Jess M. Ravich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,562,840 (see Item 5)
	8	SHARED VOTING POWER 16,052,414 (see Item 5)
	9	SOLE DISPOSITIVE POWER 24,615,254
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,615,254
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.1%[1]
14	TYPE OF REPORTING PERSON (See Instructions) IN

[1] This percentage is calculated based upon 42,408,830 shares of the Issuer’s common stock issued and outstanding as of February 1, 2022, based on information provided by the Issuer.

Explanatory Note: The Reporting Person is filing this Amendment No. 10 relating to the Statement of Beneficial Ownership on Schedule 13D, as filed with the Securities and Exchange Commission (the “Commission”) on October 26, 2017, as amended by the Amendment No. 1 to the Statement of Beneficial Ownership on Schedule 13D, as filed with the Commission on February 26, 2018, by the Amendment No. 2 to the Statement of Beneficial Ownership on Schedule 13D, as filed with the Commission on March 19, 2018, by the Amendment No. 3 to the Statement of Beneficial Ownership on Schedule 13D, as filed with the Commission on June 18, 2018, by the Amendment No. 4 to the Statement of Beneficial Ownership on Schedule 13D, as filed with the Commission on August 21, 2018, by the Amendment No. 5 to the Statement of Beneficial Ownership on Schedule 13D, as filed with the Commission on July 30, 2019, by the Amendment No. 6 to the Statement of Beneficial Ownership on Schedule 13D, as filed with the Commission on September 10, 2019, by the Amendment No. 7 to the Statement of Beneficial Ownership on Schedule 13D, as filed with the Commission on March 16, 2020, by the Amendment No. 8 to the Statement of Beneficial Ownership on Schedule 13D, as filed with the Commission on April 8, 2020 and by the Amendment No. 9 to the Statement of Beneficial Ownership on Schedule 13D, as filed with the Commission on May 19, 2020 (as amended, the “Schedule 13D”). Capitalized terms used but not defined herein shall have the meanings given to them in the Schedule 13D.

Item 4.	Purpose of Transaction

The information in this Item 4 is amended and supplemented to add the following at the end of such item:

On February 3, 2022, in connection with that certain stock purchase agreement by and between the Company, LSC Communications Book LLC, a Delaware limited liability company (“LSC”), and Phoenix Color Corp., a Delaware corporation (“Phoenix”) (the “Phoenix SPA”), which authorized the sale of 100% the outstanding shares of capital stock of Phoenix to LSC (the “Phoenix Transaction”), Ravich and LSC entered into that certain Voting and Support Agreement (the “Voting and Support Agreement”), pursuant to which, subject to the terms and conditions thereof, Ravich shall vote all Shares beneficially owned by him (other than any Excess Shares (as defined in the Voting Agreement) that must be voted in accordance with the Voting Agreement) (i) in favor of authorizing or approving the Phoenix Transaction and the other transactions contemplated by the Phoenix SPA; (ii) in favor of any other matter necessary for consummation of the transactions contemplated by that Phoenix SPA; (iii) in favor of any proposal to adjourn a meeting of the holders of common stock to solicit additional votes, proxies or written consents in favor of authorizing or approving the Phoenix Transaction; and (iv) against any other acquisition agreement, acquisition proposal or any other action that would reasonably be expected to result in (1) a breach of or failure to perform, in any material respect, any representation, warranty, covenant or agreement of the Company under the Phoenix SPA or (2) any of the conditions set forth in Article VI of the Phoenix SPA not being satisfied, (v) except as expressly contemplated by the Phoenix SPA or approved in writing by Purchaser, any action that would change in any manner the capitalization of the Company, including the voting rights of any stockholder of the Company, and (vi) any action, agreement or proposal that is intended to, or would reasonably be expected to, prevent or materially delay, impede or interfere with, the consummation of the transactions contemplated by the Phoenix SPA, including the Phoenix Transaction.

In connection with the foregoing, Ravich also granted LSC a proxy to vote or deliver a written consent with respect to all Shares beneficially owned by him (other than any Excess Shares (as defined in the Voting Agreement) that must be voted in accordance with the Voting Agreement) solely with respect to such items discussed in the immediately prior paragraph. Except with respect to the Excess Shares, which remain governed by the Voting Agreement, Ravich retains sole voting power over all items other than such items discussed in the immediately prior paragraph.

The description of the Voting and Support Agreement set forth above does not purport to be complete and is qualified in its entirety by reference to the Voting and Support Agreement, a copy of which is attached to this Amendment No. 10 as Exhibit 99.1 and incorporated herein by reference.

Except as set forth in this Item 4, the reporting person has no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 (a)-(b) is hereby amended and restated as follows:

The information set forth in rows 7 through 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference.

Ravich exercises “Sole Voting Power” over the Shares set forth in row 7 subject to the Voting Agreement.

Ravich exercises “Shared Voting Power” over the Shares set forth in row 8 subject to the Voting and Support Agreement.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented to add the following at the end of such Item:

The information with respect to the Voting and Support Agreement (including the related proxy) set forth under Item 4 and the Agreements set forth on the Exhibits attached hereto are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

99.1	Voting and Support Agreement, dated as of February 3, 2022, by and among Jess Ravich and LSC Communications Book LLC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2022

By:	/s/ Jess M. Ravich Name: Jess M. Ravich